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                            [PetroChina's Letterhead]

                                                                   June 19, 2007

Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546


RE:      PETROCHINA COMPANY LIMITED
         FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
         FILED JUNE 20, 2006
         FORM 6-K FILED JUNE 30, 2005
         RESPONSE LETTERS DATED JULY 31, 2006, FEBRUARY 15, 2007
         FILE NO. 001-15006

Dear Ms. Blye:

     I refer to your letter to Mr Chen Geng, dated April 5, 2007, relating to PetroChina Company Limited's ("PetroChina") Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission (the "Commission") on June 20, 2006, Current Report on Form 6-K, submitted to the Commission on June 30, 2005 and our response letters to the Staff dated July 31, 2006 and February 15, 2007. We apologize for the delay in responding to your letter, but due to technical difficulties, we and our counsel only received a copy of your letter on May 17, 2007.

     Our responses to the Staff's additional comments are as follows (the numbered paragraphs below correspond to the paragraphs of the Staff's comment letter, which have been retyped below in bold for your ease of reference).

1. WE NOTE YOUR RESPONSE TO COMMENT FIVE OF OUR LETTER DATED AUGUST 18, 2006 AND YOUR BELIEF THAT "INVESTORS UNDERSTAND THAT THE COMPANY HAS NO CONTROL OVER HOW DIVIDENDS THAT IT PAYS TO ITS SHAREHOLDERS ARE ULTIMATELY USED AND WILL THEREFORE NOT CONSIDER CNPC'S ACTIVITIES IN SUDAN AND OTHER COUNTRIES TO HAVE AN IMPACT ON PETROCHINA'S BUSINESS REPUTATION OR SHARE VALUE." PLEASE ADVISE US OF THE PURPOSE OF THE SUDAN CARVE-OUT DISCLOSED IN THE FORM 6-K FILED ON JUNE 30, 2005 AND ANY SIMILAR ARRANGEMENTS. IT APPEARS THAT INVESTOR CONCERNS ABOUT CNPC'S SUDAN-RELATED ACTIVITIES AT THE TIME OF YOUR IPO WERE LARGELY RESPONSIBLE FOR THE SEGREGATED ACCOUNTS AS DESCRIBED IN YOUR JULY 31, 2006 RESPONSE LETTER. IT ALSO APPEARS THAT SIMILAR CONCERNS WERE ADDRESSED BY INCORPORATING A CARVE-OUT INTO THE 2005 RESTRUCTURING. PLEASE EXPAND THE DISCUSSION OF PRINCIPAL FACTORS IN RESPONSE TO PRIOR COMMENT FIVE TO ADDRESS THE INVESTOR CONCERNS AFFECTING YOUR DECISION IN 2000 TO SEGREGATE ACCOUNTS AND YOUR DECISION IN 2005 TO INCORPORATE A CARVE-OUT TO THE ACQUIRED OPERATIONS.

Response:       .

The purpose of the Sudan carve-out disclosed in the Form 6-K filed on June 30, 2005 and the decision that CNPC would hold the proceeds of the PetroChina initial public offering (the "2000 IPO") in segregated accounts was to give comfort to U.S. investors that their

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investment would not violate U.S. economic sanctions by indirectly financing
CNPC's operations in sanctioned countries. To this end, PetroChina considered that investors' primary concerns are (1) whether the proceeds received from the initial public offering and listing of PetroChina's ADSs on the New York Stock Exchange in 2000 would be used for funding CNPC's operations associated with Iran, Syria and Sudan and (2) whether PetroChina has any equity ownership in any asset in, or any material business relationship with, Iran, Syria and Sudan.

The measures implemented in the 2000 IPO to give comfort to the U.S. investors that their purchase would not violate U.S. economic sanctions included the following: (1) a covenant by CNPC not to use the proceeds in support of its activities in sanctioned countries and to establish segregated accounts for the proceeds of the offering that would be used for purposes other than funding CNPC operations associated with Iran, Syria, and Sudan; (2) a covenant by PetroChina that it would not purchase any assets or any interests in any assets in any country in which U.S. persons would be prohibited from directly or indirectly financing or investing in oil and gas related projects; and (3) a covenant by the selling shareholder, CNPC, that it would not sell any such assets to PetroChina.

The purpose of the Sudan carve-out disclosed in the Form 6-K filed on June 30, 2005, like that of the 2000 IPO discussed above, was to give comfort to investors that their investments would not violate U.S. economic sanctions regulations. In addition, the carve-out was necessary to comply with the 2000 IPO Underwriting Agreement covenants described above.

As disclosed in PetroChina's Annual Report on Form 20-F for the fiscal year ended December 31, 2006, PetroChina entered into an equity transfer agreement with CNPC on March 17, 2007 to transfer its entire equity interest in China National United Oil Corporation ("China Oil") to CNPC. As a result of these efforts, PetroChina will not have any business operation associated with Iran, Syria and Sudan. PetroChina continues to believe that CNPC's activities in Iran, Syria and Sudan do not have a material impact on PetroChina's business reputation or share value.

2. PLEASE EXPAND THE DISCUSSION OF PRINCIPAL FACTORS IN RESPONSE TO PRIOR COMMENTS FOUR AND FIVE TO ADDRESS INVESTOR CONCERNS KNOWN TO YOU REGARDING YOUR CONTROLLING SHAREHOLDER'S ACTIVITIES WITH OR IN IRAN, SYRIA AND SUDAN. YOUR RESPONSE SHOULD ADDRESS CNPC'S 88.21% OWNERSHIP, WHICH, AS DISCLOSED ON PAGE 16 OF YOUR FORM 20-F, "ENABLES CNPC TO ELECT OUR ENTIRE BOARD OF DIRECTORS WITHOUT THE CONCURRENCE OF ANY OF OUR OTHER SHAREHOLDERS."

Response: As noted by the Staff, PetroChina has disclosed that CNPC has the controlling interest in PetroChina in its public SEC filings (the Form F-1 registration statement for the 2000 IPO and subsequently on Form 20-F). PetroChina has considered the probability that its investors are fully aware that CNPC's controlling interest enables CNPC to independently elect PetroChina's board of directors. PetroChina also believes that its investors understand that CNPC and PetroChina are two separate entities and PetroChina has no control over its controlling shareholder's business activities.

3. IN THIS REGARD, PLEASE REVISE THE DISCUSSION OF YOUR RELATIONSHIP WITH CNPC IN FUTURE FILINGS TO BRIEFLY ADDRESS THE CARVE-OUT AND SIMILAR ARRANGEMENTS WITH CNPC, OR ADVISE.

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Response: PetroChina respectfully submits to the Staff that it has disclosed the
Sudan carve-out in the Current Report on Form 6-K filed on June 30, 2005 and the related acquisitions of certain CNPC's overseas assets in the Annual Report on Form 20-F filed on June 20, 2006. PetroChina believes that the disclosure is adequate and therefore does not warrant additional disclosure in future filings.

4. PLEASE ADDRESS THE APPLICABILITY TO YOUR IRAN-RELATED CONTACTS AND ACTIVITIES, INCLUDING ANY DIRECT OR INDIRECT PAYMENTS TO THE IRANIAN GOVERNMENT, OF SECTION 5(b) OF THE IRAN SANCTIONS ACT OF 1996, AS MODIFIED BY THE IRAN FREEDOM SUPPORT ACT ON SEPTEMBER 30, 2006.

Response: PetroChina does not have any direct or indirect contacts with, ties to, or associations with Iran and has not made any direct or indirect payments to the Iranian government. As a result, PetroChina believes that Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Action on September 30, 2006, does not apply to PetroChina.

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     Please do not hesitate to contact me if you have additional questions or require additional information.



                                          Very truly yours,



                                          /s/ Li Huaiqi
                                          --------------------------------------
                                          Name:  Li Huaiqi
                                          Title: Secretary to Board of Directors



cc:    James Lopez
       Roger Schwall
       Division of Corporation Finance
       Securities and Exchange Commission

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